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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                   SCHEDULE TO
                                 (RULE 14D-100)
                                (AMENDMENT NO. 6)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                        TRAVELERS PROPERTY CASUALTY CORP.
                       (Name of Subject Company (Issuer))

                       THE TRAVELERS INSURANCE GROUP INC.
                                 CITIGROUP INC.

                        TRAVELERS PROPERTY CASUALTY CORP.
                      (Names of Filing Persons (Offerors))

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                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                    893939108
                      (CUSIP Number of Class of Securities)

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                          Charles O. Prince, III, Esq.
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                            Telephone: (212) 559-1000
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:
                             Eric J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                            Telephone: (212) 735-3000


Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]third-party tender offer subject to Rule 14d-1.

   [ ]issuer tender offer subject to Rule 13e-4.

   [X]going-private transaction subject to Rule 13e-3.

   [ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]
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     This Amendment No. 6 amends the Tender Offer Statement on Schedule TO initially filed on March 23, 2000 by Citigroup Inc., a Delaware corporation ("Parent"), The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser"), and an indirect wholly owned subsidiary of Parent, and Travelers Property Casualty Corp., a Delaware corporation (the "Company"), relating to the third-party tender offer by the Purchaser to purchase all of the issued and outstanding shares of Class A common stock, par value $.01 per Share, of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), as amended by the First Supplement thereto, dated April 4, 2000 (the "First Supplement"), the Second Supplement thereto, dated April 6, 2000 (the "Second Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").


     The information in each of the Offer to Purchase, the First Supplement and the Second Supplement, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement or the Second Supplement.

ITEM 6. INTEREST OF SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended and supplemented by the following:

     In anticipation of the consummation of the Offer, the Purchaser has given notice to the Company that it is exercising its option to convert all of its shares of Class B Common Stock into Shares and fixed April 19, 2000 as the date of conversion. As a result of the conversion of its Class B Common Stock, the Purchaser intends for the Merger to be effectuated as a Short-Form Merger so long as at least 18,613,873 Shares are tendered in the Offer.

ITEM 12.   EXHIBITS.

(a)(1)(V)  Text of press release issued by the Company, dated April 17, 2000.





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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                            SCHEDULE TO AND SCHEDULE 13E-3
                                CITIGROUP INC.

                                By: /s/ Katherine McG. Sullivan
                                   ------------------------------------
                                   Name: Katherine McG. Sullivan
                                   Title: Vice President and Assistant Secretary


                                THE TRAVELERS INSURANCE GROUP INC.

                                By: /s/ Katherine McG. Sullivan
                                   ------------------------------------
                                   Name: Katherine McG. Sullivan
                                   Title: Vice President and Secretary


                            SCHEDULE 13E-3
                                TRAVELERS PROPERTY CASUALTY CORP.

                                By: /s/ James M. Michener
                                   ------------------------------------
                                   Name: James M. Michener
                                   Title: Senior Vice President, Secretary and
                                          General Counsel



Date: April 18, 2000



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                                EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION
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(a)(1)(V)     Text of press release issued by the Company, dated April 17, 2000.











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